

LiquidPiston Overview
July, 2018



www.liquidpiston.com

Traction

Awards:



Programs:



Featured in:



Company overview

LiquidPiston

"Dolby Labs" business model: LPI develops and licenses compact & efficient power solutions, based on a new thermodynamic cycle & rotary engine technology



The "Old Way" → The "New Way"

Innovative Team
3 PhDs

45 Patents (issued + pending)

$9M in DoD R&D Contracts

10x smaller

2x more efficient

Operational Prototype
TRL 6

70% EBITDA Licensing Model

Solutions Partners: Multiple

Intro / Team



Dr. Alexander Shkolnik – Co-Founder & CEO
- PhD in Computer Science from MIT
- Technical focus on leading teams in modeling dynamic systems, optimization and controls



Dr. Nikolay Shkolnik – Co-Founder & CTO
- PhD in Physics from UConn
- Former Clean Energy Program Director, GEN3
- Motorola award for Creativity
- > 25 patents: engines, fuel cells, super caps, etc.
- TRIZ expert



Per Suneby, VP of Corporate Development
- MBA, Harvard; BASc Electrical Engineering, U. British Columbia
- Seasoned tech & clean tech startup executive
- NE Clean Energy Fellow

Independent Board Director
Dr. Tony Tether, Retired Director of DARPA; Oversaw $25B while at DARPA.

Team of 16 engineers; Network of advisors and consultants

POWER & ENERGY are limiting today's vehicles {ground / sea / air}



Power Reimagined: Physics tells us – we can do better!



Advanced Thermodynamic Cycle



New Rotary Engine Architecture

| 2x more efficient | 2x quieter | 10x smaller & lighter | 1000x less vibration |

Technology: it's not a Wankel!





Wankel Engine

- Poor combustion (long flat chamber)
- Poor sealing (apex seal corners)
- Poor lubrication (seals hard to lube)
→ Bad efficiency, durability, lubrication, emissions…

LPI Engine

- High compression ratio
- Constant-volume combustion
- Over-expansion
- Direct lubrication of seals
→ efficient, durable, good emissions

LiquidPiston

Extensive IP portfolio





- Comprehensive patent coverage
- 45 patents issued / pending (worldwide/PCT)
- Defensible & extensible
- IP strategy supports licensing model

Key enabling technology for vehicle electrification

Today's EV: big, heavy, expensive battery



Battery

Electric motors

Key enabling technology for vehicle electrification

HEHC ReV: Increased range, small, cheap battery
Recharge in 2 minutes



Traction with beachhead customer: U.S. DoD











$9M in government contracts

Army: 2kw hybrid electric power supply for M777 Howitzer.

Sub-Contractors:





DARPA: 40 HP high efficiency compact heavy fuel X-engine development contract. For UAVs and/or generators.



LPI-X Engines: Two initial application pathways

LPI-X Platform	Military	Commercial
2018	2018-2020	2020+

3-5 HP (70cc) X-Mini

Micro-CHP



40 HP (750cc) X4 concept











"Dolby Labs" Business Model: Engineering and Licensing



Engineering Services

- Engine design & testing for OEMs and mfg partners
- Productization & industrialization engineering support
- Post-sales technical support



Government Contracts

- DoD, DoE engine and energy conversion technology development
- System demonstration projects (propulsion, power gen., etc.)



License/Royalties: Upfront & Recurring

- Technology, engine design, and manufacturing licenses
- LPI is global IP and learning "clearinghouse"



Engine Product Sales

- Low volume pilot production or niche market supply
- Contract manufacturers managed by LPI

$1M Wefunder raise – use of funds

- Technology and platform development – endurance and other testing; initial next generation platform R&D

- Non-DoD funded expenditures for business development and commercial readiness – primary focus on signing 1-2 strategic partners (OEMs, engine manufacturers)

- Help extend company cash runway for $10M Series A raise in the next 6 – 9 months

LiquidPiston

Summary

Game Changing
- New thermodynamic cycle, rotary engine
- Up to 2x more efficient, up to 10x smaller
- 45 patents issued / pending

Customer Traction
- Beachhead customer: U.S. DoD {Army, DARPA}
  - $9M in R&D contracts, 2016-2019
- Subcontractors: General Atomics, HDT
- Army to field test 2kW generator Q1 2019
- Multiple partnering engagements underway

Ramp Up
- Leveraging 10 years of prior R&D
- Raising $10M Series A – next 6 – 9 months
- Business model: licensing, engineering services
- Multiple exits possible in 3-5 years

LIQUIDPISTON



Power Reimagined